Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

Anadarko Petroleum Corporation (“Anadarko”) posted the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to Anadarko’s intranet site available to its employees on April 16, 2019.

Anadarko Employee Town Hall

4-15-2019

Al Walker, Anadarko Chairman and CEO:

OK. Good morning. This is a Town Hall I never expected to host. Several weeks ago Chevron approached us, and they came with a fairly compelling offer. Most of you know – and those of you don’t – our board has an obligation to evaluate it. That evaluation process took a while. It led to a lot of things that certainly many of you know – and that is that people have always admired not only our assets but our people. We’re recognized as a company that has both.

The process was stressful. I don’t mean to make it sound any less than that – it was very difficult. There’s just no other way to describe it. It wasn’t something that any of us anticipated, and I will say we were approached not in a hostile manner but a friendly manner, but nonetheless, it took a lot for a period of time on a topic that was just not expected.

Our board concluded that both companies were better together than either one of us were separate. That analysis of are you a better company versus standalone was I think thoughtfully done. It included not only management but advisors and people who are steeped in understanding the process that needed to go through with all of that. The conclusion was the offer was fair, and that our shareholders are now left with what they want to do.

Nonetheless, we recognize that that decision creates a lot of uncertainty for all of us in this room and in this Town Hall. In the coming days and weeks, we and Chevron will have a lot more details than we have this morning. We have some information today, which we’re more than happy to go through and we’re happy to address questions and try to answer as best we can. We’ll communicate what we know beyond today as quickly as we possibly can, because we’re going to learn more as we go. There’s a lot of things that we need to do in this process that we’re just not today going to have all the answers to, and I will tell you up front that I’m sorry that I don’t have an answer to every one of the questions that you’re going to ask. Because I’m sure every question is going to be something if I were you, I’d want to ask it too – just things we will not know until this process unfolds a little bit.

Now, our board, as I mentioned, worked with management and advisors and we went through this process in a way where at the end of the day our obligation was to our shareholders, in terms of being able to look through and make a decision in their best interest. Those actions taken were the right thing to do – they weren’t easy – and to be honest, it was pretty hard. And I know you probably understand that, and those words sound like the right thing when I say that they were hard to do and it wasn’t easy, but I will tell you out of a lot of things I’ve had to do in my life, this was one of the hardest.

Frankly, at the end of the day, there really wasn’t a choice. We felt that the offer we received was pretty compelling, and that’s why we moved forward in the manner in which we did last Friday. I say that with a lot of mixed feelings. It’s the right answer. I know it’s the right answer, but it means that Anadarko as a company will discontinue as the independent company that it is today and as a result will mean a lot of uncertainty for everyone – all of you in this room and on this conference call or teleconference with the Town Hall. That’s hard. I know a lot of you, if not all of you, have given a lot of yourself to this company, and we’ve made it very successful. We made it so successful that a company like Chevron found us very attractive, and there are things about that that are positive, they are a very well recognized organization. Their Chevron Way is an exceptional culture. They have an impeccable safety record. I have a lot of respect for Mike Wirth, their CEO. I’ve known him since before he became CEO. I like him. I think he’s a genuine individual. I think he’s honest. I think he’s bright. I think he has a great idea about what he wants to do at Chevron. But it’s still difficult in this process, but I will say I have a lot of respect for Mike and I think what he wants to do is pretty important, so maybe with that we’re going to play a video from Mike right now.

Mike Wirth, Chevron Chairman and CEO (video):

Hi everyone. I’m Mike Wirth, Chevron’s CEO. I look forward to meeting you in person. I’m excited about the promise of bringing our two great companies together. Your talent, expertise and quality assets are a great match for our portfolio and our people. Already, I’m receiving calls and notes from our employees… and people around the industry… that I’d say describe Anadarko and this combination as “great company, great people, great portfolio – great deal!” Together, we’ll build strength-on-strength and create an even better company that will win in any environment.

Chevron has a proud 140-year history that goes back to the earliest pioneers of our industry. We’re guided by The Chevron Way – which sets out a vision to be the global energy company most admired for our people, partnership and performance. This vision is remarkably similar to Anadarko’s vision to be most admired for your people, portfolio and performance. That’s just one of the reasons I think there’s a strong culture match between our two companies. Another is that your core values closely mirror ours – which are anchored in protecting people and the environment, a passion for diversity and inclusion, and a commitment to trust and integrity.

And you’ve been through the process of combining with another good company – with Kerr-McGee, Western Gas and Union Pacific as part of your history. Chevron’s been through the same with Gulf, Texaco and Unocal among the examples. Through those experiences, I’ve learned that when we thoughtfully combine the diversity of backgrounds and depth of expertise from two strong companies, we emerge even better.

I fully appreciate that Friday’s announcement has created some uncertainty. Al and I are committed to bringing our companies together in a thoughtful, respectful and transparent manner. I know there are some questions about office locations, especially in Houston. Our focus is primarily on bringing assets, people and operations together… and the Woodlands campus is part of our plan. As we prepare for integration over the next few months, you can expect frequent communication and strong collaboration every step of the way. And we’re committed to doing this in a manner consistent with the mutual vision and values I just mentioned.

Anadarko is a special company, with a long and proud history. I greatly respect that… and all that you’ve accomplished. I’m excited about what lies ahead, and I look forward to working with many of you to reach even greater heights in the future, together. Until then, please stay safe.

Al Walker:

If you didn’t get a chance on Friday to listen to Chevron’s investor call, try to make some time and listen to a playback of it. I think it’s important to understand. You heard from Mike. He is absolutely excited in ways I think that are genuine – I mention that word earlier – because I think he sees a cultural match between the companies that goes beyond the assets. It’s the people that are very important to him.

There’s an article that we’ve posted to APC Go that was done by CNBC that doesn’t really have an agenda. It sort of explains what it was about Anadarko that Chevron found so interesting. I think when you read it you’ll get an idea of a lot of things, whether it’s our position in the Permian that does a wonderful job of making their historical position even better. It’s putting our assets together in the Gulf of Mexico to create an even bigger presence there than anyone will have. It’s moving into the Rockies with the DJ, which they really like and want to retain, and having operations in Algeria, and having non-op in parts of Africa is very important to them. And they really, really, really like what we’re doing in Mozambique and are excited to be adding that to what they do already in LNG. So you can see the assets make a lot of sense. I think this article is worth taking some time. It’ll be on APC Go and I would really strongly encourage you taking a look at it.

One of the things that you heard Mike if you did [listen] on the call talk a little bit about just this contiguous position that the two companies have in the Permian. It will span some 75 miles, which is really remarkable, and when you look at how we fit as a piece in what they already are, you’ll understand why they’re so excited about that. I mentioned the very complementary assets we have in the Gulf of Mexico. Our deepwater fleet of operating facilities combined with theirs will give us a unique position with 16 in total. One of the things that the LNG business needs is that it needs greenfield development. Most of what’s going on in the world right now is brownfield. Mozambique will provide the new portfolio for Chevron – a greenfield development that comes from one of the greatest gas discoveries in the history of our industry. It is an important part of what they’re looking for. They really like, like I mentioned, what they see in the DJ. They’re really interested in trying to do more and understand the Powder River better, and then they really also saw the Western Midstream MLP that we have as something they don’t have that they have looked at wanting to try to figure out if they should do it in the past. This will be as Mike refers to it a strategic asset for them. It’s something that’s very different from the way they’ve thought about their midstream business, particularly onshore, historically in the U.S. So there’s a lot of things that we do that they either want to do more of, or do that they don’t do today. So, a lot of additive things to be bringing about that I think he sees that we’ll talk more about as we go, that I think you’ll hear him talk a lot about just what Anadarko does to make them a better company.

Mike and I have talked a lot over the preceding weeks, and I think one of the things that I will leave you with a complete and hopefully good understanding of is he really values each of you. Our people are very important to this next step for him. It’s not just the assets. It’s people first and assets that come along with them. We know without question Chevron wants to attract and retain a very significant number of our employees. Mike talked about on the video about the retention of the campus here. As an expression of how important that is to him, he wants to continue what we’ve already announced with respect to the childcare facility, so that will continue in the near term to get constructed. What they do longer term with this campus, I would say probably bigger, not smaller. And I think that would be something for them to talk about in the years ahead.

Mike knows that Chevron knows that the success of this merger doesn’t come down to assets. It actually comes down to people, and I think their people and our people working together will find a way to make this combined company very opportunistic for everyone. I think you’ll see as they look at things that there will be ways to make this work in ways that may not be as obvious to you today as it will in 30 days from now, but I think people will start to see and understand and appreciate exactly what it was about this combination that made it interesting to them.

So, where do we go from here? Well, to start, I’ll reiterate what you hear us say a lot – and that you heard Mike make reference to – we have to be safe. We gotta do that first and foremost, and it’s absolutely critical we think of that as the first thing we do every day. Second, keep your mind on the task. Work together, and look out for each other. We are still an independent company and will be through closing. You’ve got to keep that in mind. Third, we’ll continue to have these operations separate from one another, and really, we’ll talk a little bit this morning about how Bob [Gwin] will lead with his counterpart at Chevron an integration management construct to help with that. But we have to operate as separate companies until the transaction closes.

So, to finish up, any contact you might have with Chevron in the coming days, they need to be limited. The integration efforts will be led, as I mentioned, will be led by Bob. He and a guy that I don’t know very well – I know of him – he said I could always call out for Zsa Zsa Gabor, and I was like, OK – our interactions unfortunately have to be very restricted, and that’s not because we want them to be, but because that’s sort of what we have to do, given this process between now and closing has a lot of legal limitations associated with it and Amanda’s [McMillian] going to talk about that as well.

We’ve been around for 30 years. We’re a proud company, and if you would’ve asked me not that long ago, I would’ve said we would be around for another 30 years or more. So those are words that are really hard to come out of my mouth. We’ve delivered some really important advancements in our industry, whether that’s in the deepwater, internationally, onshore in the U.S. or more recently with our LNG and certainly with what we’ve done with Western Gas, now Western Midstream Partners. I’m proud of these accomplishments. I’ll always be proud of them. It is difficult for me to talk about Anadarko becoming a part of something else because I’ve enjoyed my time here and I’ve enjoyed the history, which I think of as very rich. But I do think the combination of these two companies is pretty special, but I also know when I get past that, there’s more pressing issues and those are, “What does this mean for me,” meaning people. “When will I know?” and “How am I going to understand that, and when will I understand better clarity than I’ve got today?” We promise as we move forward in all of this that we’re going to work very quickly and transparently to give you answers to things as we know them. We’ve set up a Chevron Information page on Insider that we’ll post information there as it becomes available, and while admittedly, as I started out this, we don’t have a lot of answers today. Our goal is to give you quick and transparent information as we know it.

So with that, I want to thank everyone for all they’ve done to make this company who they are and what we are. I very much appreciate all the accomplishments we’ve had through the years, and while I’m happy to think of what we might be with Chevron, it comes with very mixed emotions.

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The following Houston Chronicle article was posted on the intranet website Anadarko is maintaining regarding the Chevron transaction available to Anadarko’s employees.

Chevron emphasizes commitment to The Woodlands with Anadarko deal

Jordan Blum April 16, 2019 Updated: April 16, 2019 7:52 a.m.

Chevron’s chief executive reiterated the company’s commitment to maintaining a campus in The Woodlands after acquiring Anadarko Petroleum in a $33 billion.

Chevron rocked the energy world Friday with the massive deal to buy The Woodlands-based Anadarko in a cash-and-stock deal. This week, Chevron CEO Michael K. Wirth sent a video message to the naturally nervous Anadarko employees in an effort to assuage some of their concerns.

“I know there are some questions about office locations, especially in Houston,” Wirth said. “Our focus is primarily on bringing assets, people and operations together - and The Woodlands campus is part of our plan.”

Chevron isn’t giving a lot of specifics and some layoffs in redundant areas are inevitable, but Wirth has said he’s seeking to minimize job cuts and isn’t planning on any widespread reductions.

Anadarko employs almost 2,000 people in The Woodlands in its connecting twin towers that stand as the tallest buildings in the planned community. Anadarko has about 4,700 workers companywide.

Chevron, which employs about 7,000 people in the Houston area, maintains its biggest hub in downtown Houston.

While Wirth isn’t promising everyone will keep their jobs, he is pledging to maintain a transparent process.

“As we prepare for integration over the next few months, you can expect frequent communication and strong collaboration every step of the way,” Wirth said.

If the deal goes through as planned, it would close in late 2019.

The companies appointed Chevron Executive Vice President Joe Geagea and Anadarko President Bob Gwin to lead the joint integration team.

Wirth said he believes both companies maintain similar cultures that should mesh well.

“We’re guided by The Chevron Way – which sets out a vision to be the global energy company most admired for our people, partnership and performance,” he said. “This vision is remarkably similar to Anadarko’s vision to be most admired for your people, portfolio and performance.”

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On April 16, 2019, the following transcript of a conference call hosted by Chevron on April 12, 2019, was posted on the intranet website Anadarko is maintaining regarding the Chevron transaction available to Anadarko’s employees.

Transcript

Operator:

Good morning. My name is Michelle, and I will be your conference facilitator today. Welcome to Chevron conference call to discuss its announced acquisition of Anadarko. (Operator Instructions) As a reminder, this conference call is being recorded.

I will now turn the conference call over to the Chairman and Chief Executive Officer of Chevron Corporation, Mr. Mike Wirth. Please go ahead.

Mike Wirth (Chairman and Chief Executive Officer, Chevron Corporation):

Okay. Thanks, Michelle. Welcome and, thanks to everyone on the call for joining us this morning. I’m joined on the call this morning by Al Walker, Chairman and CEO of Anadarko; and also, with us is our new CFO, Pierre Breber; and Wayne Borduin, our General Manager of Investor Relations.

Before we get started, please be reminded that this presentation contains estimates, projections and other forward-looking statements. Please review the cautionary statement and important information for investors and stockholders on Slide 2.

Moving to Slide 3, I’m pleased to announce that Chevron has entered into a merger agreement with Anadarko. This is a compelling transaction that reinforces Chevron’s commitment to win in any environment. I’d like to begin with 4 key messages about this deal. First, Anadarko’s high-quality assets further strengthen Chevron’s advantaged portfolio and are a natural fit. We know how to do Permian, deepwater and LNG. Second, this transaction is aligned with our priorities and reinforces our guidance shared last month. It further strengthens our low-risk, short-cycle capital program, maintains a low cash breakeven and preserves a strong balance sheet. Third, this deal will enable additional portfolio high-grading and cost reductions as we streamline the combined organization. We’ll be leaner and more focused, and asset sale proceeds will help reduce debt and return more cash to shareholders. Fourth, and most importantly, this deal adds value to Chevron’s shareholders. The expected capital and cost synergies make this deal accretive on all important per-share metrics 1 year after closing.

Moving to the next slide, I’d like to highlight some of the key transaction terms. Anadarko’s shareholders will receive approximately 0.39 Chevron shares and $16.25 in cash per share of Anadarko. This is a 75%, 25% equity debt split. Total consideration is $65 per share based on Chevron’s closing price yesterday. I believe this is a great deal for shareholders of both companies. Anadarko’s shareholders are receiving an attractive premium and will have continued investment in the business through ownership of Chevron’s shares. We believe the time is right for this deal, and we’ll realize additional value as we deliver cost and capital synergies, accelerate development of Anadarko’s great Permian acreage and further streamline our cost structure and high-grade our portfolio.

Turning to Slide 5. The value of the deal is supported by Anadarko’s large and attractive resource position and the cost and capital synergies created by this combination. Anadarko has done a great job in high-grading their portfolio to a high-quality resource base with more than 10 billion barrels, in strong positions in unconventional basins, offshore and LNG. And at less than $3 per barrel of resource, the price is attractive. We expect to deliver $1 billion in before tax cost reductions from both deal synergies and additional efficiencies in Chevron. We also expect to reduce capital expenditures by $1 billion per year through eliminating overlap, capturing efficiencies and high-grading the portfolio. And we anticipate achieving the run rate on both capital and cost synergies within a year of closing, which is expected in the second half of this year. Because of our confidence in realizing these benefits, we’ll raise our share buyback rate to $5 billion per year upon closing. The result, we expect this deal to be accretive to both earnings and free cash flow on a per share basis 1 year after close at a $60 Brent price. Bottom line. We’re committed to delivering value from this deal to all shareholders.

Moving to Slide 6, our cost reductions are coming primarily from deal synergies, redundant activities in corporate functions and business units where operations overlap. In addition, our target includes further efficiencies from Chevron’s operations. The combination of asset sales and integration of Anadarko make this the right time to further lean out our organization.

On the capital side, we intend to accelerate activity in Anadarko’s Permian acreage. We can fully fund and develop this attractive high-return acreage with our efficient well factory and basis of design, accelerating pad drilling, which Anadarko has just begun. We plan to more than offset the growth in Permian capital by eliminating overlap in corporate capital, rationalizing exploration spend and further high-grading, so that we fund only the very best, most economic projects. The net result is anticipated to be a $1 billion reduction of the combined capital spending of the 2 companies. We expect the combined companies’ production growth rate during the next 5 years to be consistent with our prior guidance, 3% to 4% per year, including reductions from asset sales already out in the public domain.

Turning to Slide 7. We remain committed to high-grading our portfolio. We expect to achieve our current asset sale target by the end of this year, 1 year early. And we’re establishing a new target of an additional $15 billion to $20 billion of asset sales between 2020 and 2022. This will further focus our portfolio on the strongest assets. It will enable even more cost and overhead efficiencies, as I already have mentioned, and rebalance the capital structure, reducing debt and increasing cash returns to shareholders. The financial benefit of these asset sales will be further accretive to our per-share performance.

Now turning to Slide 8. The addition of Anadarko’s high-quality assets strengthens Chevron’s advantaged portfolio. It makes us even better. As you can see from the map, Anadarko’s assets are a great strategic fit with Chevron, particularly in the U.S. It’s a focused, liquids-weighted portfolio with a capital profile driven by short-cycle spend with low cash breakevens and Anadarko has talented employees who will strengthen our workforce. This portfolio fits our core strengths, in shale and tight, deepwater and LNG. Chevron, through scale, operating know-how and financial strength, will get the most out of Anadarko’s world-class assets. We’re uniquely positioned to capture more value out of this combination.

On Slide 9, you can clearly see how the addition of Anadarko makes our leading position in the Delaware Basin even stronger. Our combined acreage creates an unmatched position in the core of the core. It results in a 75-mile wide highly contiguous corridor, where we can drill, develop, operate and build infrastructure, all with great efficiency. We plan to accelerate the development of Anadarko’s acreage, increasing the number of rigs with pad drilling, long laterals in our latest basis of design. We’ll also leverage Chevron’s digital tools and suite of technologies to improve recovery, lower cost and increase efficiencies. These are highly attractive investments with strong economics. Great rocks, liquids-weighted and with a lower royalty post-closing, as a result of Chevron’s mineral ownership in part of Anadarko’s acreage, getting more out of the Permian sooner is an important value driver. If you liked Chevron’s Permian position before, you’ll like it even more now.

Moving to Slide 10. Another attractive position in Anadarko’s portfolio are the shale and tight assets in the DJ Basin. This advantaged acreage is low royalty, extensively cored up and liquids-rich. The returns in Anadarko’s DJ Basin operations have increased with lower costs, increased lateral lengths and higher EURs. We really like what they’ve done here and believe we can leverage our factory model and proprietary technologies to maintain and perhaps, improve performance.

Another area of alignment is the Gulf of Mexico, where our positions are highly complementary. Both companies have been leaders in the deepwater Gulf of Mexico for years and this acquisition increases our operated platform count nearly threefold from 6 to 16. This deal brings together the third and fourth largest producers in the Gulf. This extensive infrastructure, combined with advances in subsea technology, is expected to further enable even more capital-efficient tie-back opportunities, driving strong cash margins and higher project returns. With greater scale and improving technology, we believe we can get more out of the combined assets in the Gulf of Mexico.

Moving to Slide 12, Anadarko has a number of other great assets. The Area 1 opportunity in Mozambique is particularly exciting, with one of the largest discovered gas resources in the world. We believe the project team and plan of development are well positioned for success. With 9.5 million tons per year of contracted LNG, this project is fast approaching FID, a time line we fully support. Mozambique LNG is expected to lead to stable and long-life cash flows and the timing of its first production fits nicely in Chevron’s production outlook. We look forward to working with the host government, community and commercial partners as the project advances.

Western Midstream is a successful midstream company and strong pipeline operator, whose assets are well aligned with our upstream positions and are a key enabler as we further accelerate development in the Permian. Producing assets in Algeria and Ghana generates strong cash flow and provide a quality addition to our base business. We look forward to building strong relationships with both partners and governments in each of those areas.

Moving to the final slide, I want to return to the messages from our Investor Day a few weeks ago. Our story remains unchanged. We have an advantaged portfolio with strong cash flow, a strong balance sheet, low breakevens and a disciplined capital allocation strategy to deliver superior cash returns to shareholders.

The guidance provided today, $1 billion in annual cost savings, $1 billion in annual capital reductions, $15 billion to $20 billion in asset sales over 3 years, an additional $1 billion targeted in annual share buybacks, demonstrates our commitment to add value from this deal and enhance Chevron’s value proposition to shareholders. I’m confident in our ability to execute this deal with excellence and quickly integrate Anadarko’s operations in order to capture synergies and additional upside. Our company has done this in the past and we’ll do it again.

Before I move to questions, I’d like to hand the call to Al Walker to make a few comments. Al?

Al Walker (Chairman and Chief Executive Officer, Anadarko Petroleum Corporation):

Thanks, Mike. First and foremost, we believe this is a compelling transaction for our investors. Chevron, already a great company and Anadarko with its people and world-class assets will form a powerful combination. Chevron’s culture and capabilities are exceptional. I greatly respect Mike, and I’m committed to working with him to ensure a smooth and seamless transition for our people, our operations and our investors. I believe this will be a very powerful combination for many years to come. Back to you Mike.

Mike Wirth:

Thanks, Al. I want to thank everyone on the call for your interest in Chevron, and welcome your questions. Michelle, please open the line for questions.

Operator:

Our first question comes from the line of Jason Gammel of Jefferies.

Jason Gammel (Jefferies):

Congratulations on the transaction.

Mike Wirth:

Thank you. Jason Gammel: Let me point straight to the Permian Basin. Clearly, probably, the biggest driver on the transaction. You’ve probably got a pretty long drilling inventory and with the low and no royalty position that you have, can you talk about how this is value-accretive from an NAV standpoint? Are there some synergies that can be achieved just in terms of how you develop the acreage? Is it more about ramping up the pace of drilling? Anything else you could add there? And then I’ll ask the follow up right away. I’ve asked you this before. How big are you comfortable with the Permian becoming as a percentage of your overall portfolio? Mike Wirth: Yes, Jason, Anadarko’s acreage and ours abut [one another] in the Delaware Basin and in particular is blocked up and really well set for largescale pad development. We’ve seen continued improvement in pad scale development, and improved performance from all development attributes, drilling, completions, recoveries and the efficiency of our infrastructure build out. And so this transaction offers us the ability to do that in the core of the core. I’ve got to tell you, this combined acreage is really in the sweet spot for a very large and even more contiguous area for development. This [development] will accelerate production, it’ll accelerate royalty benefits and we think that the combination of the land position, the continued strong royalty position and strong performance will further deliver value in this high-return, short-cycle asset class. It’s not about getting bigger in the Permian, it’s about getting better in the Permian. And we think this [transaction] makes us even better in the Permian. Your second question is one that I think we’ll be talking about over time. We’ve laid out our view on the Chevron portfolio alone of being at 900,000 barrels [a day] in 2023.

And obviously, this [transaction] will take that number up. And I’ll remind you, this is short-cycle spend. We’re going to be cash flow positive next year. We’re not changing that guidance. And it’s the highest return investment dollar that we can spend. Technology and performance improvement unlocks more and more recovery in this asset class over time. It’s low-risk below ground, it’s lower risk above ground than about anywhere else in the world and it’s high return. And so having a great position in a low-risk, high-return basin that is short-cycle is a really attractive thing.

Jason Gammel:

Understood, and good to hear you’ll still be free cash flow positive next year.

Operator:

Your next questions come from the line of Alastair Syme from Citi.

Alastair Syme (Citi):

Mike, so as you look forward to the disposal program, can you talk around, I guess, the future shape of the business? Are you focusing on the tail of the assets, and what are you thinking about that short-, long-cycle mix? How do the disposals fit?

Mike Wirth:

I don’t want to get too specific on that because we don’t want to talk about [asset sales] until we actually have specific transactions to discuss. But this [transaction] gives us strength on strength. And in our business, scale matters, low cost matters and these assets give us positions with scale in unconventionals, and further scale in the deepwater Gulf of Mexico. I talked about Mozambique, which is going to be a world-class LNG resource. And so these are positions that will have long lives, high-cash generation and deliver strong returns at scale and they’ll be lower on the cost curve than the more marginal projects and marginal fields in the world. So [this transaction] really builds even greater strength into our portfolio. There’s always a tail, even in a strong portfolio, some assets are stronger than others and it doesn’t mean they’re bad assets. But as we stay disciplined in capital spending, there will be assets [in our portfolio] that others will value and would be prepared to invest in, that might be lower in our investment queue. Those are the kinds of things that we’ll look at [to divest]. And over time, we’ll update you as we have specific transactions to discuss.

Alastair Syme:

As a follow-up, can I ask a little bit about you’re thought process in the timing of this deal? You’ve been on the job about a year. Is it just that you’re looking at the relative equity performance between yourselves and all these U.S. E&Ps and saying, “Look, I think there an opportunity to high-grade and scale.” Is that the thinking?

Mike Wirth:

Well, it’s a resource acquisition business. And every year, we produce about 1 billion barrels of oil equivalent. So you are constantly adding resource through exploration, through technology and through transactions. We think the quality of these assets and the quality of the people and the opportunity set that Anadarko has assembled is exceptional. We think it’s highly complementary with our capabilities and our existing operating theaters, where we have strong, proven experience and track record. We have good supply chains for materials and services, always driving to be more efficient. And we think that when you’re in a strong position, you’re always looking to get stronger. This is a chance to move from strength to strength and really do things better together than both companies were doing on their own.

Operator:

Your next question comes from the line of Sam Margolin from Wolfe Research.

Sam Margolin (Wolfe Research):

My first question is about Mozambique. You pointed out in the prepared remarks that the project has advanced quite a bit commercially, and so you feel good enough about those terms to take it in today. But with Chevron there now, your portfolio is structured differently, perhaps those terms might have been different if you were executing on that component the whole time. Do you have any inclination to come in and try to execute some kind of change to those terms? Are you happy with the way Mozambique is structured commercially today?

Mike Wirth:

We’re happy with the way it’s structured commercially today, Sam. Anadarko has done a really nice job with this. Al and his team are truly a worldclass team. We know some of their people and have known them for a long time. They’ve done a terrific job in bringing this project along and are making great progress. They’ve got 9.5 million tons of SPAs in place and {the project] is moving steadily towards FID, which we support. So no, I’m not going to go back and try to revise history. This is a great project that is moving towards execution and we’re strongly supportive of it.

Sam Margolin:

Okay. And then just on broader capital allocation, we have the buyback upsizing here. Conceptually, am I on the right track if I think of this as… pre this merger, your buyback was created under the framework that you wanted to preserve some capital for resource acquisition as you point out. Now, even if the broader direction of free cash flow generation is not quite up into the right the way it is, although this — look, this deal looks accretive, I’m not saying that it’s not. But my point is that you can actually deploy more surplus capital sort of as a percentage of that surplus towards capital allocation because you’ve satisfied your resource acquisition needs for the near term. Am I thinking about that correctly?

Mike Wirth:

Yes, let me try to respond, and if I’m not hitting what you’re asking, Sam, let me know. Our financial priorities haven’t changed. The dividend is priority one and sustaining and growing that dividend is job one. The second is to reinvest in the business and that can be organic or inorganic reinvestment to ensure we’ve got good strong cash flow generation capabilities well into the future. The third is to maintain a strong balance sheet. And then the fourth is to return cash to shareholders through share repurchases. Prior to this announcement, we were doing all 4 of those. Following the close of this transaction, we will continue to be able to address all 4 of those priorities and in a strong enough position that we’re upping the share buyback because the cash flow accretion on this is good. And that cash flow accretion is pre-asset sales. As you look at the asset sale contributions, those make the free cash flow accretion even stronger. We’ll be able to satisfy our 4 priorities, but they are unchanged.

Pierre Breber (Chief Financial Officer, Chevron Corporation):

Yes, the only thing I’ll add to Mike is, he emphasized it’s free cash flow accretive, strongly so without asset sales, even more so with asset sales. We are issuing some shares. We wanted to keep the cash yield to shareholders at least as good or better. So we’re upping the share buyback post-closing by 25% to reflect our confidence in the ability to achieve the synergies, achieve the accretion and reward our shareholders.

Operator:

Your next question comes from the line of Biraj Borkhataria from RBC Capital Markets.

Biraj Borkhataria (RBC Capital Markets):

Congrats on the deal. I’ve 2 questions please. The first one was on your general thoughts on entering Mozambique, Mike. Given some of the execution issues in Australian LNG on the greenfield projects, how do you think the company is positioned to execute on a fairly large-scale, complex project such as Mozambique LNG? That would be the first question. And then secondly, in the Permian, I believe Anadarko has a decent stake in a midstream business, could you just talk about what the attractions of increased scale in the midstream are for your Permian position going forward?

Mike Wirth:

Yes. So I’ll start with Mozambique. You’re right, our Australian LNG projects are ones that are now producing and producing well. The execution was something that we could have done better, and we’ve learned a lot of lessons from that. Through the diligence process, we had a chance to look pretty closely at the plan of development [for Mozambique], the contracting and execution planning that Al and his team have done and we are very impressed with it. In fact, our intent is to be sure that we preserve what we think is a strong team, a strong approach and [ensure we] follow through on what they’ve laid out. The intent is not to come in here and make a lot of changes. We do have lessons that we learned in building these kinds of plants that we’ll want to be sure that we share, when we reach a point where that is appropriate. But this is set up to be delivered at a very competitive cost and we like what we’ve seen on all the engineering and development and execution planning. We intend to see it through on the path that it’s on. We’d only [incrementally help] where we could add people with experience and perspective or capture advantaged costs on certain goods that we might have master contracts for, so that we could help the project be even stronger. But we think that it’s well positioned for execution. And what we’ve learned is both a little humbling and also valuable as we’re involved in another [LNG] project. The question on the Permian had to do with the midstream. And for those that have followed us for a while, we’ve not established an MLP. We really didn’t have the asset position to do so and what we’ve done is sold off, what I would describe as our merchant midstream assets into a pretty strong MLP market, helping others grow their midstream MLPs, while realizing good value for the assets we’ve sold. We didn’t have the footprint or really the strategic imperative to [form an MLP] That said, Western is a good midstream company and it’s vital to both the Permian Basin and the DJ Basin. And as we’ve seen, whether you’re talking about [Permian] oil last year or [Permian] gas right now, access to high-quality offtake in midstream infrastructure is very important to realizing value out of these unconventional basins. So we like the midstream position and we think it’s very strategic relative to a stronger Permian and then a new position in the DJ, and we’re looking forward to learning more about that businesses.

Operator:

Your next question comes from the line of Doug Leggate from Bank of America Merrill Lynch.

Doug Leggate (Bank of America Merrill Lynch):

Congratulations guys. For older guys like me, I guess, I would say, what took you so long, but congratulations. Couple of quick questions, if I may. Mike, the follow-up, I guess, to the last question was Anadarko’s interest in WES. Is it core or noncore in the new combined business?

Mike Wirth:

Well, I just tried to answer it. We see those as strategic and important for the ongoing development of both of those [unconventional] positions. And so, yes, we like WES. We’re trying to create access to markets and it’s a little bit of a different strategy than we had been pursuing because Anadarko had a different asset position. They’ve done a nice job in building WES and it’s strategic.

Doug Leggate:

I guess, I don’t want to take this — or this is like a part B for that question, but our expectation was — and I don’t know if I want to paint on this, is that the market had failed for many, many years to recognize the ownership of the public equity value in WES, and I think had been a source of frustration for both investors and perhaps for management to the point where we thought it was going to maybe be sold down a little bit to help with the Mozambique funding. So should we now consider that any monetization of WES is off the table?

Mike Wirth:

I’m not going to speculate on that at this point in time, Doug. And I’ll let Al comment maybe on the historical context that you’re referring to.

Al Walker:

Thanks, Mike. Doug, I understand the question. I think from our perspective, we were never committed to selling down, we were never committed to not selling down. I think we always viewed it as an extremely good holding, you and I have talked about that quite a bit. I think in the context of how Mike’s looking at it, given that the company combined is so much bigger than Anadarko stand-alone, how Mike thinks about wanting to do this in the future is likely very different than what you would have historically believed Anadarko might or might not do.

Doug Leggate:

My follow-up is just a quick one. But Mike, I think, you had mentioned on TV this morning about a breakup fee. So can you offer any kind of color or context because, obviously, your overlap is compelling, but we just want to make sure that we can take this one to the bank?

Mike Wirth:

Yes, there’s a break up fee – that’s a standard element of a merger agreement. I think when the agreement is filed and published, you’ll see the details on that, Doug.

Doug Leggate:

Okay. But I think you described it as material, is that still a fair way to think about it?

Mike Wirth:

I don’t know. It’s a standard. It’s in the range of what you would expect to normally see in a deal like this.

Operator:

Your next question comes from the line of Jason Gabelman from Cowen.

Jason Gabelman (Cowen):

Guys, congrats on the deal. I’d like to firstly ask a question about the DJ Basin. I believe it’s Anadarko’s largest producing asset and there’s obviously some regulatory headwinds there. Unclear what the permit outlook is for Anadarko’s drilling positions post this year. So just wondering, Mike, how you view that asset and that asset’s growth and potential concerns around that asset within the wider portfolio?

Mike Wirth:

We think it’s a very good asset. As I mentioned, it’s highly contiguous. Al and his team have been very efficient in developing it and we look forward to partnering with government officials and communities in Colorado to continue responsible, efficient and safe development of that. I recognize the kind of political and regulatory dynamic that has been underway there and we would engage at an appropriate time with all the appropriate parties to be sure that we understand their expectations and that we operate responsibly, which is what Anadarko has done and we plan to continue to do. We like the asset.

Jason Gabelman:

And then — can you just go into a bit more detail about the potential tie-back opportunities in the Gulf of Mexico? It looks like on that map, there’s quite a bit of potential. Are there — is there anything specific that you could call out in the near term that you think will be immediately competitive with kind of the other assets that you’re spending money on right now? And what does that do in terms of phasing for the longer-cycle projects that you had previously called out like Anchor and Whale?

Mike Wirth:

The deepwater asset class and specifically, the Gulf of Mexico is very important to Chevron. We’ve got great positions as you put these [two portfolios] together in Green Canyon. When you combine two large producers and the extensive infrastructure that we see there, it creates terrific opportunities. The Gulf of Mexico delivers strong cash margins. Advances in subsea technology that will enable longer tiebacks, can creates more reach for us and more scale to get more out of these assets. We’ll update you in time with more specifics around tie-back plans. We have some very nice discoveries out there. You mentioned Anchor, Whale, we’ve also got Ballymore, that all are very attractive and are being advanced right now through the development process. So we’ll see, I think, very, very efficient and high-return tiebacks. And also, likely, some ratable greenfield developments where they’re justifiable and we can get the costs and the economic equation right.

Operator:

Your next question comes from the line of Harry Mateer from Barclays.

Harry Mateer (Barclays):

I think, my first question maybe I’ll just flip to the Western Midstream questions around that you got earlier. But historically, there were a number of benefits to having an embedded midstream company, some were operational, which I think you spoke to in terms of how strategic it is to the Permian and the DJ, but some were also financial. And the financial benefits in recent years have been more limited for a public-listed company just given the higher cost of capital. So my question is how do you think about the value of pursuing midstream development through the WES balance sheet as opposed to just doing it at, obviously, a much lower cost of capital entity like Chevron?

Mike Wirth:

Yes, I’ll let Pierre speak to that.

Pierre Breber:

Mike addressed that [the midstream] fits well with the upstream positions. You’re absolutely right, we’re different credits. We’re committed to having a strong balance sheet, we’re AA credit. That changes how you look at financing through the MLP and the midstream company. But [the midstream business] comes with a lot of capability, it comes with a lot of connections to our [upstream] business. As Mike said, it’s a business that we did not pursue and we didn’t have the assets to pursue. Anadarko has done a nice job to build up that business and have an attractive value proposition. We intend to work with it and manage it going forward for the benefit of their shareholders and ours.

Harry Mateer:

And then next question, just can you talk a little bit about how you expect to treat the debt of Anadarko post-closing? I believe that Chevron, going well back, eventually guarantee the debt of Unocal. So I’m just wondering whether you plan to formally guarantee it? Or any color you could provide there would be helpful.

Pierre Breber:

Well, we’re going to assume the debt. And so the debt will come with the transaction and that’s why the enterprise value is what you saw on the press release. We’re committed to maintaining a strong balance sheet. We don’t have a hard target on the debt ratio, it’s an outcome of a number of factors. But again, a range of 20% to 25% for Chevron post-transaction, which will include the assumed debt, is a good range. We’ll start a little bit outside of the range, but with the free cash flow accretion without asset sales, when you add on the asset sales, we’ll be generating excess cash which will allow us to get back into that range and increase our buybacks, as we’ve said.

Operator:

Your last questions comes from the line of David Heikkinen from Heikkinen Energy.

David Heikkinen (Heikkinen Energy):

Look forward to getting to know Chevron better. As I was thinking about the overlapping assets and in Mozambique, how do you think about the capitalization of G&A savings and just a lower cost of capital for these major projects versus what Anadarko’s access to capital was in project financing?

Pierre Breber:

That’s part of the rationale of the transaction. Al said it also, we’re a natural owner for these assets, in particular, long-dated assets which tend to go to a stronger credits like we are. But really, our portfolio is a lower-risk portfolio overall, the majority of the capital, as Mike has said, is in more flexible, more ratable asset classes. So this is a big scale position as we’ve talked about the Permian, as Mike said, the shale game is a scale game, so our capital is a strength, I think, across all asset classes and enables us to do some things together that we can’t do individually.

Mike Wirth:

Okay. Thanks very much. And I am told that is the last question that is in the queue. So we wind up a little earlier than we thought. I thank everybody for dialing in, and appreciate your interest in both of our companies. And Al and I are committed to a smooth integration and continued value creation for all shareholders. So have a good weekend, and we’ll talk to you all soon.

Operator:

Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Chevron’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Chevron to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://www.chevron.com/investors/financial-information#secfilings and on the SEC’s website at http://www.sec.gov.